Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE PROVIDES AN UPDATE ON EXPLORATION RESULTS: EXTENSION OF EAST GOULDIE DEPOSIT ON THE RAND MALARTIC PROPERTY 1,500 METRES FROM CURRENT MINERAL RESOURCES OUTLINE; ADDITIONAL HIGH-GRADE GOLD-COPPER IN FOOTWALL ZONE AT UPPER BEAVER IN KIRKLAND LAKE; EXPLORATION AT HOPE BAY CONTINUES TO EXPAND DORIS AND MADRID DEPOSITS; DRILLING AT SANTA GERTRUDIS IDENTIFIES NEW HIGH-GRADE MINERALIZATION

Toronto (November 2, 2021) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") is pleased to provide an update on exploration activities at several projects and select mine sites. The Company's exploration focus remains on pipeline projects, near-mine opportunities and mineral reserve and mineral resource growth. Key exploration highlights during the third quarter of 2021 include:

•	LaRonde Complex – Exploration is focused on developing three new exploration drifts and drilling extensions of LaRonde Zone 5 ("LZ5"), Zone 6, Zone 20N and mineralized zones beneath the past producing Bousquet mine. Drilling the extension of the recently discovered 20N Zinc South Zone at depth near the East mine has resulted in the deepest intercept to date in the zone, which returned 9.3 grams per tonne ("g/t") gold, 114 g/t silver, 0.9% copper and 2.6% zinc over 4.6 metres at 3,464 metres depth. Drilling also shows potential for the westward extension of LZ5 mineralization, including 1.9 g/t gold over 20.0 metres at 527 metres depth

•	Odyssey Underground Project at Canadian Malartic – Infill drilling continues to return wide, high-grade intersections in the core of the East Gouldie deposit, with recent results of 6.8 g/t gold over 41.4 metres at 1,069 metres depth, including 10.2 g/t gold over 21.7 metres at 1,064 metres depth. The eastern extension of the deposit continues to be tested, with the easternmost hole drilled to date returning 6.3 g/t gold over 4.8 metres at 1,989 metres depth on the adjacent Rand Malartic property 1.5 kilometres east of the current mineral resource, further demonstrating the excellent potential to significantly grow the size of the East Gouldie deposit

•	Kirkland Lake Project – Conversion and expansion drilling at the Upper Beaver deposit continues to intersect significant high-grade mineralization, further expanding the Footwall and Porphyry zones at depth. Recent results include a highlight intercept grading 8.7 g/t gold and 0.81% copper over 18.2 metres at 1,435 metres depth in the East Porphyry Zone

•	Meliadine – Conversion and exploration drilling at the Meliadine mine is confirming and expanding high grade gold mineralization. Shallow high-grade intercepts include 10.6 g/t gold over 3.1 metres at 158 metres depth in the Normeg deposit and 7.0 g/t gold over 8.8 metres at 218 metres depth in the Wesmeg deposit

•	Meadowbank – Exploration at Amaruq has focused on the area between the Whale Tail and IVR underground mineral resources, with highlights such as 26.6 g/t gold over 2.6 metres at 247 metres depth, demonstrating the potential for conversion to mineral resources near the planned underground mine infrastructure. Drilling in the western extension of the Mammoth Zone intersected 4.4 g/t gold over 36.4 metres at 264 metres depth and the zone remains open at depth beneath Mammoth Lake

•	Hope Bay – More than 71,000 metres of drilling have been completed year to date with seven drill rigs now operating on the Doris and Madrid deposits. Recent results at Doris confirm the potential to expand the BTD Extension Zone and the West Valley Zone along plunge, and highlights include 32.0 g/t gold over 3.2 metres at 319 metres depth and 19.1 g/t gold over 8.0 metres at 302 metres depth, respectively. At Madrid, exploration drilling has identified a new zone in Naartok West with results including 10.3 g/t gold over 5.9 metres at 247 metres depth and 6.6 g/t gold over 8.3 metres at 283 metres depth

•	Kittila – In a new target below the shaft currently under construction, exploration drilling returned 12.8 g/t gold over 3.1 metres at 1,209 metres depth in the Main Zone and 3.3 g/t gold over 3.5 metres at 1,390 metres depth in the Sisar Zone. These first two holes drilled into the target demonstrate that the Main and Sisar Zones extend into this area in proximity to planned underground mining infrastructure

•	Santa Gertrudis – Exploration drilling of the Amelia deposit is extending the deposit at depth; oxide mineralization at the Santa Teresa deposit continues to grow along strike; and new high-grade mineralization has been discovered at the Centauro target, with highlights of 5.8 g/t gold and 9 g/t silver over 15.0 metres at 252 metres depth, which includes 14.9 g/t gold and 14 g/t silver over 3.9 metres at 255 metres depth and a second intercept returning 15.1 g/t gold and 13 g/t silver over 5.8 metres at 279 metres depth

"Strong drill results continue to demonstrate significant exploration upside at several of our mines and key pipeline projects. The 2021 exploration program is the most ambitious in Agnico Eagle's 64-year history, as we investigate the full potential of existing operations and key projects in the Company's pipeline," said Sean Boyd, Agnico Eagle's Chief Executive Officer. "We are continuing to see positive results from this initiative, with significant extension of the East Gouldie deposit, high-grade mineralization at Upper Beaver that we expect to have a meaningful impact on the project update in 2022, and results confirming the potential to expand the Doris deposit and make a new discovery near the Madrid deposit at Hope Bay. In addition, we continue to generate significant exploration results at key producing assets including LaRonde, Kittila and Meliadine," added Mr. Boyd.

Record exploration spending in 2021 – Based on significant exploration results observed in 2020 at several operating mines and pipeline projects, the Company initiated a review of the full potential of its portfolio of assets and increased its exploration budget in 2021 to approximately $163 million (from $113 million in 2020), making it the largest exploration budget in the Company's history (see the Company's news release dated February 11, 2021 for a breakdown of the exploration budget). An update on selected exploration programs and budgets is set out in the sections below.

Targeting growth of the Company's Mineral Reserves and Mineral Resources at year-end 2021 from a record level at year-end 2020 – Gold mineral reserves totaled 24.1 million ounces of gold (348 million tonnes grading 2.15 g/t gold) as at December 31, 2020. Gold contained in measured and indicated mineral resources totaled 15.3 million ounces (341 million tonnes grading 1.40 g/t gold) and inferred mineral resources totaled 23.4 million ounces (283 million tonnes grading 2.57 g/t gold). See the Appendix for details on the Company's Mineral Reserves and Mineral Resources as at December 31, 2020.

Exploration Results Conference Call and Webcast at 11:00 AM (E.D.T.)

Agnico Eagle's senior management will host a conference call this morning, Tuesday, November 2, 2021 at 11:00 AM (E.D.T.) to discuss the Company‘s exploration results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 416-764-8677 or toll-free 1-888-390-0541, access code 540563#. The conference call replay will expire on December 2, 2021.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

ABITIBI REGION, QUEBEC AND ONTARIO

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LZ5 mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine. The Company has a multi-decade track record of exploration success in the Abitibi region, building on the discovery in the 1980s of the world-class LaRonde gold-rich polymetallic volcanic massive sulphide deposit, which has served as an operations and exploration hub that provides operating synergies to the Company's nearby mines and allows for the sharing of technical expertise.

LaRonde Complex – Three Underground Development Drifts Progressing Westward from LaRonde 3 Infrastructure; Drilling Extends Newly Discovered 20N Zinc South Zone Below 3,100 Metres Depth; Drilling Shows Potential for Westward Extension of LZ5 Mineralization

At the LaRonde Complex, the Company expects to spend $14.1 million in 2021 to drill 39,800 metres and to develop, extend or rehabilitate three new exploration drifts on levels 9, 215 and 290 West from the LaRonde 3 infrastructure towards the west below the LZ5 mine workings.

On track drift 9, the first drill station is now complete and a drill rig was mobilized to the station in the third quarter of 2021. The exploration drilling program from track drift 9 is first targeting the down-plunge extension of the historical Bousquet Zone 3-1.

On level 215 exploration drift, the first drill station is expected to be completed in the first quarter of 2022. The exploration drilling program from level 215 exploration drift will test for extensions of mineralized zones between one and three kilometres depth, first beneath the past-producing Bousquet 2 mine and then eventually beneath the past-producing Bousquet 1 mine and LZ5 mine workings as the drift is advanced to the west.

On exploration drift 290 West, development is progressing well. The exploration drilling program from this drift is expected to start in 2022 and will test for mineralization below three kilometres depth from LaRonde's West mine, first testing beneath the past-producing Bousquet 2 mine and then beneath the past-producing Bousquet 1 mine and LZ5 Mine workings as the drift is advanced to the west in the coming years.

Exploration drilling is focused on extensions to LZ5, Zone 6, Zone 20N and mineralization at the past producing Bousquet mine, as well as extensions to the recently discovered 20N Zinc South Zone located below 3,100 metres depth near the East mine.

At the Penna Shaft, exploration drilling is focused on Zone 6 and Zone 20N as well as extensions to the recently discovered 20N Zinc South Zone located below 3,100 metres depth near the East mine.

The aim of this drilling is to add new mineral reserves and mineral resources to extend the mine life of the LaRonde Complex into the 2030s.

Detailed exploration drill results from the LaRonde Complex were last reported in the Company's news release dated October 28, 2020.

Selected recent drill results from the 20N Zinc South Zone from the East mine area of LaRonde 3 (below level 311) and Zone 5 at the LZ5 Mine are set out in the table and composite longitudinal map below. Drill hole collar coordinates are in the Appendix.

Recent selected exploration drill results from 20N Zinc South Zone in the East mine area of LaRonde 3 (below Level 311) and from Zone 5 at LZ5 Mine

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (capped)*	Silver grade (g/t) (capped)*	Copper grade (%)	Zinc grade (%)	Lead grade (%)
LR-284-01	607.8	611.2	3,126	2.8	0.5	41	0.04	11.89	1.4
LR-317-04	583.3	589.6	3,464	4.6	9.3	114	0.92	2.55	-
BZ-2021-01	620.4	653.0	527	20.0	1.9	2	-	-	-
BZ-2021-02	574.0	596.0	456	15.0	2.1	2	-	-	-
BZ-2021-03	643.0	687.0	561	27.0	1.5	2	-	-	-

*Holes for the 20N Zinc South Zone and LZ5 mine use a capping factor of 30 g/t gold and 1,000 g/t silver. The copper, zinc and lead values in this table are uncapped.

[LaRonde Complex – Composite Longitudinal Section]

Highlights from recent exploration drilling in the 20N Zinc South Zone include hole LR-317-04, which returned 9.3 g/t gold, 114 g/t silver, 0.92% copper and 2.55% zinc over 4.6 metres at 3,464 metres depth approximately 80 metres beneath the mineral resource defined at the end of 2020; and hole LR-284-01, which returned 0.5 g/t gold, 41 g/t silver and 11.89% zinc over 2.8 metres at 3,126 metres depth approximately 80 metres east of the mineral resource.

In the shallow, western portion of the LZ5 mine's Zone 5 deposit, highlights from recent drilling include 1.9 g/t gold over 20.0 metres at 527 metres depth in hole BZ-2021-01; 2.1 g/t gold over 15.0 metres at 456 metres depth in hole BZ-2021-02; and 1.5 g/t gold over 27.0 metres at 561 metres depth in hole BZ-2021-03. These wide and low-grade intercepts show the potential for the westward extension of Zone 5 mineral reserves and mineral resources onto the Company's 100%-owned Ellison property immediately adjacent to the infrastructure at the LZ5 mine.

Odyssey Underground Project at Canadian Malartic – Infill drilling at East Gouldie Deposit Continues to Yield Strong Intercepts; Regional Exploration Confirms 1.5 kilometre Eastern Extension of East Gouldie at Depth

In February 2021, the Canadian Malartic General Partnership (the "Partnership"), the operator of the Canadian Malartic Mine, approved the construction of the underground Odyssey project, located east of the current mining operation, upon completion of an internal preliminary economic assessment. The results of this study were incorporated into the technical report for the Canadian Malartic operation titled "NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada" (the "CM Report"). The CM Report was filed on SEDAR on March 25, 2021.

On a 100% basis, the preliminary economic analysis includes 410,000 ounces of gold in indicated mineral resources (6.2 million tonnes grading 2.07 g/t gold) and 6.9 million ounces of gold in inferred mineral resources (75.9 million tonnes grading 2.82 g/t gold) that represent a fraction of the Odyssey Project's year-end 2020 total of 859,000 ounces of gold in the indicated category (13.3 million tonnes grading 2.0 g/t gold) and 13.6 million ounces of gold in the inferred category (177.5 million tonnes grading 2.4 g/t gold). The development of this project combines the exploitation of four main mining zones by ramp and shaft: Odyssey North, Odyssey South, East Malartic and East Gouldie.

The East Malartic, Odyssey North and Odyssey South deposits are generally associated with massive porphyritic intrusions with gold mineralization mostly located along the sheared margins of the porphyries. The East Gouldie deposit is located farther south, constrained in a west-trending high-strain corridor within the Pontiac Group. The main ore host at East Gouldie is a greywacke with 1% to 2% disseminated pyrite and associated silica, sericite and carbonate alteration.

In October 2021, the Canadian Malartic exploration team was presented with the "Discovery of the Year" Award at the Quebec Mineral Exploration Association virtual 2021 Xplor Convention in recognition for the discovery of the East Gouldie deposit of the Odyssey mine in September 2018. The discovery of East Gouldie at depth has significantly changed the Odyssey project by ensuring its economic viability and making it possible that, only three years after discovery, the Partnership completed the casting of a 93-metre headframe for the Odyssey mine.

During the third quarter of 2021, 12 surface drills and one underground drill were active in the near-mine exploration program and three drills were active in regional exploration. The priority this year remains to continue reducing the drill spacing to 75 metres across the East Gouldie deposit — including a small area at 40 metres spacing to evaluate the adequate drill spacing required to upgrade the current inferred mineral resources to indicated mineral resources. Exploration also continued to test the lateral, eastward extension of the East Gouldie mineralized corridor and expand the mineral resources envelope. During the first nine months of 2021, 82,184 metres (100% basis) were drilled in the East Gouldie deposit's definition and exploration drilling program, adding 69 new pierce points in the deposit.

An additional 12,942 metres (100% basis) were drilled during the first nine months of 2021 into the Odyssey Internal and Odyssey South deposits from surface and from underground, with a focus on mineral resource development and conversion of the Odyssey South deposit.

Selected recent drill intercepts from the program are set out in the table, plan map and composite longitudinal section below.

Selected recent drill results from the Odyssey, Jupiter and East Gouldie deposits at Canadian Malartic

Drill hole	Deposit or Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (or core length*) (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**
MEV21-209	Odyssey Internal	297.0	301.0	262	4.0	*	18.6	7.3
and***	Odyssey Internal	306.0	315.0	272	9.0	*	61.4	8.4
and	Odyssey Internal	647.0	654.2	569	7.2	*	5.6	5.4
MEV21-213R	Odyssey Internal	103.0	117.0	91	14.0	*	1.5	1.5
and	Jupiter	581.0	597.0	492	7.1		3.5	3.4
and	Odyssey Internal	723.1	734.0	608	10.9	*	1.3	1.3
and	Odyssey Internal	1,043.0	1,049.0	868	6.0	*	2.1	2.1
MEX21-197Z	East Gouldie	1,879.6	1,898.0	1,675	16.2		2.1	2.1
and	East Gouldie	2,027.0	2,049.3	1,768	19.2		2.3	2.3
MEX21-197ZA	East Gouldie	1,994.0	2,010.0	1,691	14.3		1.1	1.1
MEX21-198	East Gouldie	1,775.6	1,805.0	1,628	25.0		5.2	5.2
MEX21-198Z	East Gouldie	1,765.1	1,794.0	1,594	24.6		2.7	2.7
MEX21-198ZA	East Gouldie	1,748.0	1,781.0	1,595	27.3		1.2	1.2
and	East Gouldie	1,800.0	1,812.7	1,629	10.5		6.7	6.7
MEX21-199	East Gouldie	1,379.0	1,393.5	1,133	14.0		4.6	4.6
	East Gouldie	1,467.3	1,488.8	1,187	20.7		1.8	1.8
MEX21-199Z	East Gouldie	1,369.0	1,394.0	1,093	24.0		3.5	3.5
	East Gouldie	1,507.5	1,511.9	1,159	4.2		3.3	3.3
MEX21-199ZB	East Gouldie	1,372.2	1,384.5	1,096	12.1		6.6	6.1
	East Gouldie	1,499.3	1,512.0	1,155	12.5		1.2	1.2
MEX21-200***	East Gouldie	1,011.9	1,053.0	866	20.2		3.0	3.0
MEX21-201	East Gouldie	1,597.4	1,607.0	1,279	9.4		2.7	2.7
and	East Gouldie	1,612.5	1,631.0	1,292	18.1		1.2	1.2
and	East Gouldie	1,636.0	1,655.0	1,308	18.6		1.0	1.0

Drill hole	Deposit or Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (or core length*) (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**
MEX21-202	East Gouldie	1,787.0	1,807.5	1,588	20.5		2.1	2.1
and	East Gouldie	1,813.0	1,819.0	1,598	6.0		2.7	2.7
and	East Gouldie	1,825.0	1,827.4	1,604	2.4		8.9	2.7
MEX21-203R	East Gouldie	1,681.0	1,691.8	1,462	10.0		2.2	2.2
and	East Gouldie	1,696.4	1,700.2	1,471	3.5		14.1	14.1
and	East Gouldie	1,719.4	1,747.0	1,496	25.5		7.9	7.9
including		1,728.1	1,739.6	1,497	10.6		14.5	14.5
MEX21-203RZ	East Gouldie	1,703.0	1,732.5	1,452	28.4		4.3	4.3
MEX21-204	unknown	485.0	488.7	438	3.6	*	7.6	7.2
	East Gouldie	1,705.2	1,747.0	1,462	35.9		7.1	5.4
MEX21-205	East Gouldie	1,038.0	1,046.7	979	6.9		3.9	3.6
	East Gouldie	1,184.9	1,191.5	1,112	5.3		2.4	2.4
MEX21-206	East Gouldie	1,702.3	1,750.5	1,490	41.9		1.6	1.6
MEX21-207	East Gouldie	1,723.0	1,786.3	1,543	58.5		3.9	3.7
MEX21-207W	East Gouldie	1,710.0	1,757.3	1,569	40.9		4.8	4.8
and***	East Gouldie	1,784.0	1,807.0	1,620	19.9		2.1	2.1
MEX21-208	East Gouldie	1,509.0	1,553.1	1,069	41.4		6.8	6.8
including		1,510.0	1,531.9	1,064	21.7		10.2	10.2
MEX21-208Z	East Gouldie	1,511.0	1,523.0	1,091	10.4		2.5	2.5
	East Gouldie	1,554.0	1,567.6	1,122	11.9		2.5	2.5
	East Gouldie	1,577.0	1,583.4	1,135	5.6		3.2	3.2
MEX21-208ZA	East Gouldie	1,342.0	1,348.9	966	6.6		2.5	2.5
MEX21-210***	Odyssey Internal	498.0	509.0	470	11.0	*	5.2	5.2
and	East Gouldie	1,697.0	1,710.8	1,498	13.0		3.9	3.9
RD20-4674+	East Gouldie Ext	2,230.6	2,236.6	1,826	4.5		1.8	1.8
including		2,231.8	2,233.7	1,826	1.7		3.8	3.8
and	New horizon	2,634.6	2,645.0	2,103	8.6		3.5	3.5
RD21-4678	East Gouldie Ext	2,087.4	2,093.0	1,989	4.8		6.3	6.3
RD21-4680A++	East Gouldie Ext	2,262.0	2,274.2	1,995	10.9		2.7	2.7
including		2,262.0	2,270.1	1,993	7.2		3.1	3.1
RD21-4680A (new)	New horizon	2,691.0	2,697.4	2,303	5.0		1.9	1.9
EA21-4196	East Amphi	565.8	568.6	470	1.7		14.1	8.3
EA21-4197	East Amphi	579.9	637.4	544	29.8		2.0	2.0

Zones recognized within the East Gouldie deposit include: High-Grade West, High-Grade North, High-Grade South, North of High-Grade West, South of High-Grade West, Between High-Grade North and High-Grade South, and East Gouldie Extension. The new horizon is 400 metres south of, and parallel to, East Gouldie.

*Core length; true width undetermined.

**Results from the East Gouldie deposit use a capping factor of 20 g/t gold.

***Reanalysis pending for holes MEV21-209, MEX21-200, MEX21-207W and MEX21-210.

+ Previously reported on July 8, 2021.

++Previously reported on April 29, 2021.

[Canadian Malartic Mine – Geology Plan Map]

[Canadian Malartic Mine – Composite Longitudinal Section]

Recent definition drilling results in the East Gouldie deposit continue to confirm the grade, width and overall shape of the orebody and are consistent with the previously reported intercepts used for mineral resources estimation.

Highlights from infill drilling at the East Gouldie deposit during the third quarter of 2021 include: hole MEX21-208, which was drilled into the shallower, western portion of the deposit, and intersected 6.8 g/t gold over 41.4 metres at 1,069 metres depth, including 10.2 g/t gold over 21.7 metres at 1,064 metres depth; and hole MEX21-203R, which was drilled into the central core of the deposit, and intersected 7.9 g/t gold over 25.5 metres at 1,496 metres depth, including 14.5 g/t gold over 10.6 metres at 1,497 metres depth.

Approximately 160 metres east of the current East Gouldie mineralized envelope, hole MEX21-202 intersected 2.1 g/t gold over 20.5 metres at 1,588 metres depth, further confirming that gold mineralization extends and plunges at depth to the east from the mineral resources at East Gouldie.

In July 2021, a drill rig was mobilized in the Odyssey project ramp, where it will primarily be dedicated to the conversion of inferred mineral resources to indicated mineral resources at the Odyssey South deposit.

Recent underground drill results in the Odyssey Internal Zone and the Jupiter Zone continue to demonstrate the potential to add mineral resources in close proximity to the Odyssey North and Odyssey South deposits. Drill hole MEV21-209 intersected mineralization in this internal zone and returned 8.4 g/t gold over 9.0 metres (core length, assay reanalysis pending) at 359 metres depth. The mineralized intersections from the internal zones are hosted within the Porphyry 12 intrusive body between the Odyssey South and Odyssey North deposits and they demonstrate the potential for additional near-surface mineral resources to be added in the future in proximity to the planned infrastructure of the Odyssey project.

Regional Exploration

The Canadian Malartic property, together with the East Amphi, Fournière, Midway, Piché-Harvey, Rand Malartic and Camflo properties, form one contiguous block for a total area of 13,516 hectares that straddles the Cadillac Larder Lake Fault Zone over 16 kilometres.

As part of the regional exploration program at Canadian Malartic, three rigs drilled 20 drill holes totalling 16,086 metres (100% basis) during the first nine months of 2021. On the Rand Malartic property, located immediately adjacent to the east of the Canadian Malartic mine property, the testing of deep targets is ongoing, including the eastern extensions of the Odyssey and East Gouldie deposits.

Rand Malartic

As reported in the Company's news releases dated April 29, 2021, and July 8, 2021, drilling from surface at the Rand Malartic property identified the extension of the East Gouldie deposit in drill holes RD21-4680A and RD20-4674. These holes encountered wide gold-mineralized intercepts up to 970 metres east of the easternmost drill hole drilled to date in the East Gouldie mineralized envelope (previously reported hole MEX20-180) and approximately 1,150 metres from the current eastern limit of the East Gouldie mineral resources reported at year-end 2020. The drilling also intersected a new, sub-parallel gold-mineralized horizon located approximately 400 metres south of the East Gouldie Extension Zone.

New results from the regional program in the third quarter of 2021 include hole RD21-4678, which intersected 6.3 g/t gold over 4.8 metres at 1,989 metres depth in the East Gouldie Extension zone within the Rand Malartic property, which now extends the zone up to approximately 1.5 kilometres east of the East Gouldie mineral resource. This hole represents the easternmost intersection of the East Gouldie Extension zone to date.

Another highlight is hole RD21-4680A, which first intersected the East Gouldie Extension as reported in the Company's July 8, 2021 news release, and then was extended during the third quarter of 2021 and intersected the new horizon approximately 400 metres south of the East Gouldie deposit, grading 1.9 g/t gold over 5.0 metres at 2,303 metres depth. The intersection represents the second hole to pierce this new mineralized horizon at a depth 200 metres deeper and approximately 225 metres to the east of the first hole RD20-4674 thus confirming the horizon's status as a target that warrants further exploration.

All intervals in the East Gouldie Extension and the new horizon consist of sheared metasedimentary rocks of the Pontiac Group, with pyrite mineralization associated with sericite, carbonate and chlorite alteration.

East Amphi

In the first nine months of 2021, the Partnership drilled 7,886 metres on the East Amphi property, located three kilometres northwest of the Canadian Malartic pit, where past production totaled 468,400 tonnes at 3.96 g/t gold for nearly 60,000 ounces of gold.

The current program is designed to test the lateral and vertical extension of the mineralized zone under the former East Amphi mine and it has already identified several new zones such as the Nessie and Kraken Zones.

Hole EA21-4196 returned 8.3 g/t gold over 1.7 metres at 470 metres depth in a high-grade interval 100 metres on strike with the Nessie Zone. Hole EA21-4197 returned 2.0 g/t gold over 29.8 metres at 544 metres depth, with one interval potentially being the northwestern extension of the Kraken target, located 100 metres from its discovery interval.

The historical residual mineral resources at East Amphi are being re-assessed in light of the most recent drilling results for the long-term optionality they could provide for the Partnership's operations, considering the processing capacity that will become available as mine production transitions from the Canadian Malartic open pits towards the Odyssey underground project.

Camflo

In June 2021, the Partnership completed the acquisition for $5.4 million of the historic Camflo, property located approximately one kilometre northeast of the Canadian Malartic property.

The Partnership is compiling historic data from the site as a first step in determining the potential for the property to host near-surface, low-grade mineralization suitable for open-pit mining and the potential for deep extensions of the historical mine area as well as new targets on the rest of the property.

Exploration Program in 2021

At Canadian Malartic in 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling focused on continued development of the East Gouldie deposit.

The additional regional exploration budget was increased from $3.2 million (50% basis) to $4.4 million (50% basis) to drill additional pierce points into the newly defined eastern extension of the East Gouldie deposit. The regional targets at Canadian Malartic include the Rand Malartic property to target the Odyssey and East Gouldie eastern extensions and the East Amphi property.

Kirkland Lake Project – 2021 Drilling Focused on Infilling and Expanding Mineral Resources at Upper Beaver Deposit at Shallow and Deeper Depths in Preparation for Technical Evaluation in 2022

The 100% owned Kirkland Lake project in northeastern Ontario covers 25,506 hectares (approximately 35 kilometres long by 17 kilometres wide) in the prolific Kirkland Lake mining district.

Approximately 57,000 metres of drilling were completed during the first nine months of 2021 at the Kirkland Lake project, with a focus on conversion and expansion drilling at the Upper Beaver deposit in the north-east of the property. Regional exploration is also ongoing over different areas of the large land package owned by Agnico Eagle in the Kirkland Lake district, including Upper Canada, Munro, Skead and Bidgood areas.

The Upper Beaver deposit is a gold-copper rich orebody that contains both vein and replacement-style mineralization. It extends from surface to approximately two kilometres below surface and remains open at depth. Gold mineralization occurs either as free/visible gold that is relatively common throughout the deposit or associated with sulphides. Copper mineralization occurs predominantly as chalcopyrite and occasionally as bornite in disseminations or in stringers/stockwork veinlets.

During the first nine months of 2021 at Upper Beaver, 147 holes totalling 50,196 metres were drilled in both the shallow conversion program between surface and 500 metres depth and the conversion and expansion drilling at depths between 800 and 1,500 metres that targeted the Porphyry, Footwall and Gap zones.

Selected recent intercepts from drilling at the Upper Beaver deposit are set out in the table, plan map and composite longitudinal section below.

Selected recent exploration drill results from the Upper Beaver deposit at the Kirkland Lake project

Drill hole	Zone	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)

			Shallow conversion program
KLUB21-518E	499-Footwall	530.0	541.0	483	7.8	11.1	7.5	1.02
KLUB21-706	East South Contact zone	265.5	270.4	197	3.2	13.6	9.7	0.04
KLUB21-718	North Contact	45.0	58.5	42	6.8	8.8	8.8	0.00
incl.	North Contact	45.0	51.3	39	3.2	16.0	16.0	0.01
KLUB21-727	West Porphyry	83.9	87.6	81	3	25.4	10.2	0.57
and	West Porphyry	135.1	139.1	121	3.2	111.8	6.1	0.04
KLUB21-732	Q Zone	181.5	198.0	153	9.9	2.8	2.8	0.61
incl.	Q Zone	184.0	187.5	150	2.1	7.8	7.8	1.12
KLUB21-738	Q Zone	50.7	67.1	36	9.4	8.8	8.8	0.20
KLUB21-740	East Porphyry	332.0	346.0	265	10.3	6.1	5.2	0.14
KLUB21-747	Q Zone	24.5	37.7	18	10.1	2.1	2.1	0.20
KLUB21-749A	Q Zone	268.0	273.5	208	4.2	27.9	10.2	0.04
KLUB21-750	499-Footwall	441.0	454.1	390	6.6	5.5	5.5	0.06
KLUB21-752	East Porphyry	299.5	309.5	275	7	9.3	5.4	0.76
incl.	East Porphyry	299.5	304.0	272	3.2	19.1	10.5	0.58
KLUB21-754	East Porphyry	237.5	242.0	204	3.2	20.5	17.6	0.00

Drill hole	Zone	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
KLUB21-755	North Contact	121.6	131.3	118	8.2	11.3	10.6	0.17
incl.	North Contact	124.6	127.9	118	2.8	26.1	24.1	0.00
KLUB21-757	West Porphyry	229.6	247.0	174	14.3	15.5	5.3	0.16
incl.	West Porphyry	237.9	244.5	176	5.4	38.9	12.2	0.06
KLUB21-758	East Porphyry	346.0	363.0	259	10.9	5.0	5.0	0.06
and	East Porphyry	412.0	425.5	306	10.2	2.7	2.7	0.65
and	East Porphyry	452.0	461.0	331	7.6	10.9	10.2	1.45
KLUB21-758W1	East Porphyry	442.2	459.4	328	15.6	5.9	5.0	0.87
incl.	East Porphyry	453.9	459.4	332	5.0	13.0	10.3	1.44
and	499-Footwall	553.5	558.3	401	3.1	88.5	20.1	0.04
KLUB21-760A	East Porphyry	324.0	339.0	265	12.8	5.3	5.3	0.11
and	499-Footwall	560.0	564.5	453	2.8	18.4	11.1	0.44
KLUB21-762A	499-Footwall	643.0	652.6	517	8.4	4.3	4.3	0.93
incl.	499-Footwall	645.2	649.0	516	3.3	8.9	8.9	1.33
Deep conversion program
KLUB21-137W1	Porphyry	872.9	884.0	852	7.8	4.0	4.0	0.00
incl.	Porphyry	872.9	874.9	847	1.4	17.2	17.2	0.00
and	156-Footwall	973.6	978.5	944	2.9	3.3	3.3	0.09
KLUB21-163W17	Footwall	1,267.0	1,285.0	1,147	12.8	3.2	3.2	0.40
incl.	Footwall	1,274.5	1,285.0	1,150	7.5	4.6	4.6	0.21
KLUB21-307W12	Porphyry	1,615.0	1,636.1	1,421	18.3	3.6	3.6	0.13
incl.	Porphyry	1,625.0	1,628.0	1,422	2.6	8.4	8.4	0.23
KLUB21-307W13	Porphyry	1,633.2	1,652.6	1,435	18.2	8.7	8.7	0.81
incl.	Porphyry	1,633.2	1,640.0	1,430	6.4	16.2	16.2	1.24
incl.	Porphyry	1,642.6	1,646.0	1,436	3.2	12.3	12.3	0.70
KLUB21-307W14	Porphyry	1,610.0	1,615.6	1,398	4.6	13.3	13.3	0.99
and	Porphyry	1,638.0	1,645.0	1,421	4.9	18.5	18.5	0.88
KLUB21-328W9	Porphyry	1,657.0	1,661.5	1,447	4.1	6.2	6.2	0.23
and	Footwall	1,702.2	1,706.0	1,482	2.8	7.2	7.2	0.53
KLUC21-295E	Brock North	623.0	640	401	13.2	1.5	15	-

*Estimated true width values are preliminary.

**Holes in the shallow basalts and crown pillar at the Upper Beaver deposit use a capping factor of 30 g/t gold. Holes in the Deep East Porphyry and Footwall zones of the Upper Beaver deposit use a capping factor of 90 g/t gold.

[Kirkland Lake Project – Upper Beaver Composite Longitudinal Section and Geology Plan Map]

Shallow Conversion Program

From surface to approximately 500 metres depth, the Upper Beaver deposit consists of multiple, stacked mineralized zones characterized by steeply-dipping (50°-70°), northeast-striking quartz-carbonate veining or chalcopyrite-magnetite disseminated mineralization and veinlets hosted in basaltic volcanic rocks.

Recent results from the shallow conversion drilling demonstrate significant intersections in a variety of zones.

Hole KLUB21-758W1 returned 5.0 g/t gold and 0.87% copper over 15.6 metres at 328 metres depth in the East Porphyry Zone and 20.1 g/t gold over 3.1 metres at 401 metres depth in the 499-Footwall Zone. Drilling in the same area returned highlights of 5.2 g/t gold over 10.3 metres at 265 metres depth in hole KLUB21-740 in the East Porphyry Zone and 7.5 g/t gold and 1.02% copper over 7.8 metres at 483 metres depth in hole KLUB21-518E in the 499-Footwall Zone.

An intersection of the North Contact Zone in hole KLUB21-718 returned 8.8 g/t gold over 6.8 metres at 42 metres depth and an intersection in the Q Zone in hole KLUB21-749A returned 10.2 g/t gold over 4.2 metres at 208 metres depth.

Deep Conversion Program

The deep conversion drilling program has extended the Footwall Zone upwards from depth as a follow-up on the previously announced hole KLUB21-163W12, which returned 13.8 g/t gold over 33.2 metres at 1,212 metres depth (see news release dated April 29, 2021).

The new drilling is infilling an under-explored area following a reinterpretation of the Footwall Zone's strike and the possible continuity between known mineralization at 1,200 metres depth, the 156-Footwall Zone at 800 metres depth and the 499-Footwall Zone at 400 to 500 metres depth. All three zones are located inside the same corridor and display similar strike and dip.

Hole KLUB21-163W17 intersected 3.2 g/t gold over 12.8 metres at 1,147 metres depth, confirming a wide mineralized zone warranting follow-up drilling.

At greater depth, the Footwall Zone continues to be expanded, with hole KLUB21-328W9 returning 7.2 g/t gold over 2.8 metres at 1,482 metres depth.

The Porphyry Zone is dominant below 500 metres depth at the Upper Beaver deposit. Between 1,400 and 1,450 metres depth, four intersections from the conversion drilling confirmed the zone's thickness, continuity and geometry with strong gold grades plus significant copper values. Highlights include hole KLUB21-307W13, which returned 8.7 g/t gold and 0.81% copper over 18.2 metres at 1,435 metres depth and hole KLUB21- 307W14, which returned 13.3 g/t gold and 0.99% copper over 4.6 metres at 1,398 metres depth. Conversion drilling is ongoing further at depth in the Porphyry Zone.

These recent results are expected to have a positive impact on the next mineral reserve and mineral resource estimate to be included in the internal technical evaluation of the Upper Beaver deposit expected to be completed in 2022.

Upper Canada Deposit and Regional Exploration

In the first nine months of 2021, drilling at the Upper Canada deposit totaled eight holes for 6,812 metres. Drilling at Upper Canada's Brock North Zone intersected the down-strike extension of a historical mineralized zone, with drill hole KLUC21-295E returning 1.5 g/t gold over 13.2 metres at 451 metres depth. Brock North and the geologically similar Northland Zone at the Kirkland Lake project are both being targeted by the Company for their potential bulk tonnage mineralization.

The regional exploration program at the Kirkland Lake project included a high-resolution drone magnetic survey totalling 4,026 line-kilometres that was completed and processed in the third quarter of 2021. The survey covered the majority of the Company's Kirkland Lake project claims with full coverage of the gold-favourable Timiskaming sedimentary formation, Larder Lake Cadillac Deformation Zone and the Upper Beaver-Blake River Group areas.

The results show several anomalies that highlight previously unmapped geological features that are obscured by Quaternary sediments but are associated with historical gold occurrences, including underground mine workings at several historic mines in the survey area. These new structural interpretations will assist in generating targets for future drilling programs.

NUNAVUT

Agnico Eagle considers Nunavut a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit), together with the recently acquired Hope Bay mine and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flow over several decades.

Meliadine – Significant Exploration Results at Tiriganiaq, Normeg and Wesmeg Confirm and Expand High Grade Gold Mineralization; Regional Exploration Discovers Additional Shallow High-Grade Mineralization at Aquarius

The Meliadine property includes seven gold deposits, six of which are part of the current mine plan. Tiriganiaq is the largest of the deposits with a strike length of approximately 3.0 kilometres at surface and a known depth of 812 metres.

Exploration drilling during the first nine months of 2021 at the Meliadine property focused on Tiriganiaq (19 holes totalling 5,313 metres), infilling inferred mineral resources at depth in the Normeg/Wesmeg deposits (14 holes totalling 3,002 metres), deep exploration drilling at the Pump deposit (21 holes totalling 9,600 metres) and exploration of the Wolf deposit (2 holes totalling 1,235 metres).

Detailed exploration results from the Pump deposit at Meliadine were reported in the Company's news release dated July 8, 2021 and results from the Discovery deposit were reported in the Company's news release dated February 11, 2021.

Recent exploration highlights from the Meliadine property are set out in the table and composite longitudinal section below. The drill hole collar coordinates are in the Appendix.

Selected recent exploration drill results from the Tiriganiaq, Normeg, Wesmeg and Wolf deposits and regional exploration at Meliadine

Deposit	Drill hole	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped*)
Tiriganiaq	M21-2933	1374	813.7	821.6	695	7.9	3.6	3.6
Tiriganiaq	M21-3276-W1C	1050	710.2	712.4	650	2.2	5.7	5.7
Tiriganiaq	M425-156-F1	Interlode	26.1	55.9	380	27.4	21.1	21.0
Normeg	M20-3185	901	100.2	103.3	84	3.1	8.6	8.6
Normeg	M21-3285	902	63.4	66.5	54	3.1	10.6	10.6
Normeg	ML250-9325-D4	930	7.1	11.2	224	4.1	8.3	8.3
and		911	46.9	49.9	230	3.0	6.6	6.6
Wesmeg	M20-2966	650	234.6	241.4	207	6.8	2.3	2.3
and		625	246.0	254.8	218	8.8	7.0	7.0
Wesmeg	M20-2967	710	240.0	243.5	193	3.5	4.2	4.2
and		650	250.6	256.5	202	5.9	2.9	2.9
and		625	281.1	284.2	224	3.1	4.1	4.1
Wesmeg	M21-3285	650	195.0	200.2	158	5.2	6.8	6.8
and		600	245.0	250.0	196	5.0	3.0	3.0
Wesmeg	M21-3287	650	137.4	152.8	111	15.4	2.2	2.2
and		625	161.9	165.0	124	3.1	4.0	4.0
Wesmeg	ML250-9325-D4	650	156.4	159.4	248	3.0	5.5	5.5
Wolf	M21-3306	2130	509.5	513.6	427	4.1	6.8	6.8
and		2125	519.4	522.6	434	3.2	3.9	3.9
Itiqlak-Aquarius	M21-3270	-	140.1	144.7	37	4.2	3.6	3.6
Itiqlak-Aquarius	M21-3290	-	202.6	204.8	97	4.2	5.4	5.4

* A capping factor of 70 g/t gold is used in this portion of the interlode area at the Tiriganiaq deposit, and a capping factor of 40 g/t gold is used in the 650 lode at the Wesmeg deposit.

[Meliadine Mine – Plan Map & Tiriganiaq Composite Longitudinal Section]

Mine Site Conversion and Exploration Drilling Updates

Conversion and exploration drilling at the Tiriganiaq, Wesmeg and Normeg deposits on the Meliadine property continues to confirm and expand high grade gold mineralization.

At Tiriganiaq, exploration hole M21-2933 intersected 3.6 g/t gold over 7.9 metres at 695 metres depth in lode 1374 in the deepest and westernmost portion of the main oreshoot, suggesting the potential for additional gold mineralization along trend at depth.

Highlights from drilling at Normeg include hole M21-3285, which intersected 10.6 g/t gold over 3.1 metres at 158 metres depth in lode 902 at the edge of the mineral resource; and hole ML250-9325-D4, which intersected 8.3 g/t gold over 4.1 metres at 224 metres depth in lode 930 in an area of inferred mineral resources.

At Wesmeg, hole M20-2966 intersected 7.0 g/t gold over 8.8 metres at 218 metres depth in lode 625 at the edge of the mineral resource; and hole M21-3285 intersected 6.8 g/t gold over 5.2 metres at 54 metres depth in lode 650 in an area already categorized as inferred mineral resources.

Regional Exploration

In regional exploration, drilling is continuing to test targets around the Discovery deposit including the Itiqlak-Aquarius target located 15 kilometres southeast of the mine and three kilometres northwest of the Discovery deposit. Itiqlak-Aquarius is characterized by a mineralized fold nose in iron formation similar to the Tiriganiaq, Pump, F-Zone and Discovery deposits at Meliadine.

Initial drilling in 2021 at Itiqlak-Aquarius returned 21.7 g/t gold over 3.5 metres at 93 metres depth in hole M21-3262 in the north limb of the folded banded iron formation, as reported in the Company news release dated July 8, 2021.

During the first nine months of 2021 at Itiqlak-Aquarius, 16 drill holes totalling 3,245 metres were drilled to define shallow mineralized shoots in the south limb and the thickening and extensions of the banded iron formation along the fold hinge. Additional drilling in the south limb at depth intercepted mineralization in the structurally higher north limb, north hinge and east limb banded iron formations, providing zone stacking potential.

Recent drill results from Itiqlak-Aquarius include hole M21-3270, which returned 3.6 g/t over 4.2 metres at 37 metres depth and hole M21-3290, which returned up to 5.4 g/t over 4.2 metres at 97 metres depth.

Assays are pending for drilling in the south limb but results from the last five drill holes within the fold hinge area are all displaying favourable geology with visible gold in quartz veining within the iron formation units.

At Meliadine in 2021, the Company expects to spend $8.3 million for 44,000 metres of capitalized drilling with a focus on conversion at the Tiriganiaq, Normeg and Wesmeg deposits, as well as exploration drilling of the Tiriganiaq, Wesmeg, Pump, F-Zone and Wolf deposits. The Company budgeted an additional $1.5 million for 7,000 metres of regional exploration drilling on the wider Meliadine property.

Meadowbank – Exploration Drilling Extends IVR Deposit and Whale Tail Deposit in the Mammoth Lake Area; Regional Exploration Discovers Shallow High-Grade Mineralization at Sheeba Prospect

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The Complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank minesite. Additional infrastructure has also been built at the Amaruq site. Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Detailed exploration drill results at Amaruq were last reported in the Company's news release dated February 13, 2020.

At the Meadowbank Complex in 2021, $7.0 million is budgeted for 34,900 metres of drilling, including 23,900 metres of conversion drilling and 11,000 metres of exploration drilling focused on testing extensions of the IVR deposit and the Whale Tail deposit in the Mammoth Lake area, and on regional exploration targets. Approximately 17,000 metres of drilling were completed at the complex during the first nine months of the year.

Recent exploration highlights from the Amaruq property at the Meadowbank Complex are set out in the table, plan map and composite longitudinal section below. Drill hole collar coordinates are set out in the Appendix.

Selected recent exploration drill results from the IVR deposit, Mammoth Zone and Sheeba target at Meadowbank

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped*)
AMQ21-2565	IVR	287.0	290.0	247	2.6	26.6	26.6

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped*)
AMQ21-2579A	IVR	414.8	417.8	364	2.8		3.7	3.7
AMQ21-2608	IVR	322.7	328.9	239	5.4		3.7	3.7
AMQ21-2657	IVR	430.0	440.0	370	7.1		3.0	3.0
and	IVR	473.6	477.4	403	3.3		7.7	7.7
AMQ21-2662	IVR	606.9	613.3	504	5.8		3.3	3.3
and	IVR	588.7	593.5	489	3.4		5.9	4.8
AMQ21-2562	Mammoth	243.1	248.0	179	4.7		5.1	5.1
AMQ21-2603	Mammoth	288.4	345.1	264	36.4		4.4	4.4
including	Mammoth	288.4	321.1	254	18.8		6.2	4.7
including	Mammoth	329.3	345.1	280	12.9		2.7	2.6
AMQ21-2615	Mammoth	361.6	366.6	270	4.1		3.5	3.5
and	Mammoth	372.0	375.0	277	3.0		3.7	3.7
7001-21-028	Sheeba SW	62.2	63.0	46	0.8	**	5.5	n/a
and		92.0	92.6	68	0.6	**	1.5	n/a
and		93.3	94.0	69	0.7	**	108.0	n/a
and		103.0	103.5	76	0.5	**	29.4	n/a
and		127.2	128.6	94	1.4	**	3.0	n/a
7001-21-031	Sheeba SW	147.0	147.6	111	0.6	**	2.7	n/a
and		147.6	148.2	112	0.6	**	297.0	n/a

* Holes at IVR deposit use a capping factor of 20 g/t gold. Holes at Mammoth use a capping factor of 15 g/t gold

**Core length. True width undetermined.

[Meadowbank Complex – Amaruq Plan Map]

[Meadowbank Complex – Amaruq Composite Longitudinal Section]

Whale Tail and IVR Deposits

Exploration in 2021 was focused in the area between the Whale Tail and IVR underground mineral resources. Highlights from the 2021 drilling program include hole AMQ21-2565, which intersected 26.6 g/t gold over 2.6 metres at 247 metres depth and hole AMQ21-2608, which returned 3.7 g/t gold over 5.4 metres at 239 metres depth, demonstrating potential for mineral resources to be discovered between Whale Tail and IVR near the planned underground mine infrastructure.

A follow up program in this area in 2022 will aim to increase confidence in the continuity of the expanded mineralization as well as to extend any inferred mineral resources developed during this year's program.

Mammoth Zone

During the first nine months of 2021, 12 exploration drill holes were completed in the Mammoth Zone, approximately 600 metres west of the Whale Tail pit to test for the western extension of underground mineral resources.

Recent results include hole AMQ21-2603, which targeted the western extension of the Mammoth Zone at depth and returned 4.4 g/t gold over 36.4 metres at 264 metres depth, including 4.7 g/t gold over 18.8 metres at 254 metres depth in a newly discovered oreshoot in the Mammoth Zone that remains open at depth. Hole AMQ21-2615, drilled approximately 60 metres west of AMQ21-2603, confirmed the thickness of Mammoth Zone and returned 3.5 g/t gold over 4.1 metres at 270 metres depth and 3.7 g/t gold over 3.0 metres at 277 metres depth. These holes have the potential to add new mineral resources beyond the current Mammoth Zone mineral resources.

Hole AMQ21-2562 intersected 5.1 g/t gold over 4.7 metres at 179 metres depth in a newly discovered area of mineralization approximately 40 metres north of the Mammoth Zone.

A follow up drilling program is currently under way at Mammoth Zone with the focus on improving understanding of the mineralization geometry as well as extending known mineralization.

Regional Exploration

In the first nine months of 2021, 54 drill holes totalling 9,685 metres were completed in regional exploration around Meadowbank and Amaruq. From this total, 28 holes totalling 5,087 metres were completed in the third quarter into the Sheeba target to test the continuity of the mineralization in proximity to the historical Sheeba showing at depth and along strike.

Mineralization at Sheeba is hosted in quartz pyrite-sphalerite-galena veins that have returned high grade, so far narrow, results, such as 297 g/t gold (uncapped) over 0.6 metres at 112 metres depth in hole 7001-21-031. Follow-up drilling is ongoing along strike to identify a wider zone along the horizon, with assays pending. Drilling is also ongoing near the Vault deposit to test the favourable stratigraphy along the Vault East occurrence.

At the Greyhound property (a joint venture with Gold79 Mines Ltd.) located along the road to Baker Lake and 50 kilometres south of the Meadowbank mine, 9 holes totalling 1,815 metres were completed in 2021 on the Dingo, Aura and Outstanding Lake targets, where polymetallic volcanogenic massive sulphide mineralization has been identified in surface boulders by prospecting.

Hope Bay – Drilling Prioritizes Doris and Madrid Deposits in Initial Phase of Program; New Zone of Mineralization Discovered at Naartok

On February 2, 2021 the Company completed its acquisition of TMAC Resources Inc. ("TMAC") which holds a 100% interest in the Hope Bay mine in Nunavut. The 181,677-hectare property hosts two 80-kilometre long greenstone belts (Hope Bay and Elu) where the Company sees tremendous potential to validate and further increase the historical mineral reserves and mineral resources.

The Hope Bay project has seen significant historical exploration activity, including more than one million metres of drilling with approximately 90% of the drilling occurring on the established deposits of Doris, Madrid and Boston. As a result, the project hosts a large historical mineral resource of 1.6 million tonnes of measured mineral resources grading 9.5 g/t gold (481,000 ounces of gold), 20.2 million tonnes of indicated mineral resources grading 7.2 g/t gold (4.7 million ounces of gold) and 10.9 million tonnes of inferred mineral resources grading 6.1 g/t gold (2.1 million ounces of gold), as at December 31, 2019. The historical measured and indicated mineral resources include historical proven mineral reserves of 99,000 tonnes grading 4.1 g/t gold (13,000 ounces of gold) and historical probable mineral reserves of 16.8 million tonnes grading 6.5 g/t gold (3.5 million ounces of gold). See "Historical Mineral Reserve and Mineral Resource at Hope Bay" below.

In 2021, the Company is carrying out delineation, conversion and exploration drilling programs at the Hope Bay property using three rigs from underground and four rigs at surface. At the northern end of the Hope Bay greenstone belt, the Doris operation hosts all of Hope Bay's mining, processing and camp facilities. The Madrid deposit is located eight kilometres south of the Doris mine and can be accessed year-round by road. Approximately 55 kilometres south of Doris is the Boston deposit, which also has an exploration camp and exploration ramp infrastructure.

During the third quarter of 2021, 135 drill holes totalling 28,302 metres were completed at the Doris and Madrid deposits, and year to date a total of 71,453 metres have been completed compared to a budget of 69,600 metres.

Doris Deposit Exploration

At the Doris deposit during the third quarter of 2021, three drill rigs were operating underground delineating and exploring the BTD Zone and West Valley Zone extensions and initiating infill drilling in the DCN Zone, while one surface drill rig was testing the northern extension of the BTD Zone.

Selected recent drill intercepts from the Doris deposit are set out in the table and composite longitudinal section below. The drill hole collar coordinates are set out in the Appendix.

Selected recent drill results from the Doris deposit at Hope Bay

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
DBE21-50344	BTD Ext West	114.7	119.5	338	3.9	42.3	14.5
DBE21-50381	BTD Ext West	154.9	158.0	312	3.8	18.2	17.7
and	BTD Ext East	172.6	175.8	305	3.1	15.2	10.9
DBE21-50408	BTD Ext West	119.0	122.3	328	3.1	23.9	20.9
DBE21-50410	BTD Ext West	120.7	126.0	329	5.2	28.7	16.0
and	BTD Ext West	138.0	141.0	324	3.0	20.1	10.0
DBE21-50411	BTD Hinge Zone	136.0	140.0	317	3.1	6.4	6.4
and	BTD Hinge Zone	149.1	153.0	311	3.3	23.7	12.9
DBE21-50469	BTD Ext West	130.0	134.4	319	3.2	56.9	32.0
DCN21-50284	West Valley Vein	27.3	30.6	281	3.3	21.4	21.4
DCN21-50384	West Valley Vein	34.3	44.6	298	9.0	10.9	8.5
DCN21-50385A	WV Vein West	33.0	42.7	299	6.6	6.6	6.6
DCN21-50413	DCN Vein 1	0.5	9.5	255	8.6	23.8	13.5
DCN21-50417	DCN Vein 1	0.0	9.5	258	9.5	16.0	12.0
DCN21-50418	DCN Vein 1	0.0	13.0	254	12.6	21.9	12.9
DCN21-50419	DCN Vein 1	2.0	14.0	250	8.7	38.1	12.2
DCN21-50420	DCN Vein 1	1.0	7.6	260	5.3	7.0	7.0
DCN21-50422	DCN Vein 1	2.0	13.5	249	8.0	11.1	8.6
and	DCN Vein 2	28.0	37.9	234	7.5	5.8	5.3
DCN21-50441	West Valley Vein	38.0	49.0	302	8.0	30.9	19.1
DCN21-50446	DCN Vein 1	88.9	97.0	231	7.3	8.7	8.7
DCN21-50474	DCN Vein 1	30.4	37.0	247	6.4	14.5	12.1
DCN21-50475	DCN Vein 1	25.5	39.2	238	13.6	9.6	9.6
DCN21-50487	DCN Vein 1	31.5	43.8	216	8.6	11.6	11.3
DCN21-50488	DCN Vein 1	26.9	37.0	231	9.7	11.8	9.4
DCN21-50664	DCN Vein 1	29.0	38.9	244	9.5	5.1	5.1
DCN21-50665	DCN Vein 1	32.2	39.5	229	7.1	16.9	6.9
DCN21-50666	DCN Vein 1	31.7	46.7	213	13.1	13.8	8.3

*Results from the Doris deposit at Hope Bay use a capping factor of 50 g/t gold.

[Doris Deposit at Hope Bay Mine – Composite Longitudinal Section]

Drilling in the BTD Extension Zone has confirmed that the main hinge zone is rising in elevation and extending north. Recent highlights include 32.0 g/t gold over 3.2 metres at 319 metres depth in hole DBE21-50469, 16.0 g/t gold over 5.2 metres at 329 metres depth in hole DBE21-50410, and 17.7 g/t gold over 3.8 metres at 312 metres depth in hole DBE21-50381. The high-grade plunge proximal to the hinge remains open on strike to the north.

Drilling in the West Valley Zone has confirmed the extension of the West Valley Zone to the south and above the dike. High grade highlights include 19.1 g/t gold over 8.0 metres at 302 metres depth in hole DCN21-50441, 8.5 g/t gold over 9.0 metres at 298 metres depth in hole DCN21-50384, and 21.4 g/t gold over 3.3 metres at 281 metres depth in hole DCN21-50284.

Development of the West Valley exploration drift is under way and it will be used to target the gap in the West Valley between the dike and the previously defined West Valley mineral resources to the north.

In the DCN area, exploration during the third quarter of 2021 was focused on delineation drilling and confirming thicknesses and grades, with highlights of 12.9 g/t gold over 12.6 metres at 254 metres depth in hole DCN21-50418; 9.6 g/t gold over 13.6 metres at 238 metres depth in hole DCN21-50475; and 13.5 g/t gold over 8.6 metres at 255 metres depth in hole DCN21-50413.

The Company believes there is good potential to extend the deposit along strike to the north and to add to the mineral resources at Doris beneath the diabase dike with continued drilling on the BTD Extension, BTD Connector/West Valley and BTD Central zones.

Madrid Deposit Exploration

In the Madrid area, several mineralized zones have been delineated within a north-south trending package of sheared and altered mafic volcanic, gabbroic and ultramafic rocks. The gold mineralization typically occurs with pyrite in quartz-carbonate stockworks with a strong silicification and albitization.

Drilling in the shallow portion of the Madrid deposit is testing the area around the ramp portal in the Naartok West Zone to delineate the upper portion of the deposit while investigating potential parallel structures in the hanging wall and footwall of the main ore zone.

Selected recent drill intercepts from definition drilling in the Naartok West Zone and East zones at the Madrid deposit are set out in the table and composite longitudinal section below. The drill hole collar coordinates are set out in the Appendix.

Selected recent drill results from Naartok West and East zones at Madrid deposit at Hope Bay

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM21-002	Naartok West Main-Madrid	203.5	207.0	163	2.7	153.1	13.5

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM21-003	Naartok West-N Splay-Madrid	243.8	249.5	227	5.5	4.6	4.6
and	Naartok West-N Splay-Madrid	266.7	272.9	247	5.9	10.5	10.3
and	Naartok West-N Splay-Madrid	305.7	314.1	283	8.3	6.9	6.6
and	Naartok West-N Splay-Madrid	323.4	326.6	296	3.1	14.3	10.1
HBM21-007	Naartok West Main-Madrid	245.0	252.5	209	7.4	7.9	7.9
HBM21-007A	Naartok West Main-Madrid	265.4	269.0	238	3.0	18.1	7.1
HBM21-008	Naartok West Main-Madrid	255.5	265.6	205	8.1	5.4	5.4
HBM21-010	Naartok East-Madrid	263.3	276.9	238	13.7	8.0	8.0
HBM21-015	Naartok West-N Splay-Madrid	360.3	364.0	339	3.7	15.5	7.7
HBM21-023	Naartok East-Madrid	294.6	299.9	224	5.3	6.9	6.9
HBM21-024	Naartok East-Madrid	254.9	261.0	217	6.0	11.0	11.0
and	Naartok East-Madrid	272.0	276.3	231	4.2	8.3	8.3
NWS21-80075	Naartok West Main-Madrid	98.0	104.4	91	6.2	5.1	5.1
NWS21-80083	Naartok West Main-Madrid	142.5	148.4	157	3.4	11.5	11.5
and	Naartok West Main-Madrid	165.0	169.0	177	3.2	13.1	12.2
and	Naartok West Main-Madrid	187.0	191.0	198	2.5	7.0	7.0

*Results from the Naartok West and East zones at the Madrid deposit at Hope Bay use a capping factor of 50 g/t gold.

[Madrid Deposit at Hope Bay Mine – Composite Longitudinal Section]

Exploration drilling at Madrid during the third quarter of 2021 continued to return strong results.

Drilling has confirmed the extension of the Naartok East Zone further north with intersections of 11.0 g/t gold over 6.0 metres at 217 metres depth in hole HBM21-024 and 8.0 g/t gold over 13.7 metres at 238 metres depth in hole HBM21-010. The Naartok East Zone remains open to the north along strike and at depth with drilling planned to further test the extent of the zone.

Drilling at the Naartok West Zone has confirmed grade and thickness continuity of the Main Zone with intersections including 7.9 g/t gold over 7.4 metres at 209 metres depth in hole HBM21-007. The Naartok West Zone remains open along strike and at depth with further drilling planned to test the extent of the zone.

Exploration in the western Naartok West area has also resulted in the discovery of a new zone of north-trending stacked splays that returned drill results of 10.3 g/t gold over 5.9 metres at 247 metres depth and 6.6 g/t gold over 8.3 metres at 283 metres depth in drill hole HBM21-003. This new zone remains open in all directions and drilling is ongoing.

These results in the Naartok West Zone are returning intercepts in line with expectations in the main mineralized zone and are identifying the potential to add mineral resources.

Exploration Plan and Budget

The Company has budgeted $16.2 million for drilling at the Hope Bay property in 2021, including $5.5 million for approximately 29,800 metres of delineation drilling at the Doris mine and $10.7 million for approximately 39,800 metres of drilling on exploration targets around Doris, Madrid and other regional targets along the Hope Bay greenstone belt. The Company continues to evaluate exploration priorities and metres allocated on each program and may adjust the allocation of drilling during the remainder of 2021.

A review of the historical estimates for mineral reserves and mineral resources at Hope Bay is ongoing. The Hope Bay project was not included in the Company's 2020 year-end mineral reserve and mineral resource estimate considering the timing of its acquisition on February 2, 2021.

There is also excellent exploration potential at the Boston deposit and on a regional scale within the Hope Bay and Elu greenstone belts. The majority of historical and recent exploration has focused on defining and expanding the known deposits. However, to date, over 90 regional exploration targets have been defined by surface mapping and sampling, and geophysical and geochemical surveys.

FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company's largest mineral reserve. The expansion of the Kittila mill to 2.0 million tonnes per annum was completed in the fourth quarter of 2020. An underground shaft is under construction and is expected to be commissioned in 2022.

Kittila – Drilling Confirms and Extends Main and Sisar Zones in Roura and Rimpi Areas; Mineralization Discovered in New Target Area Below Shaft Currently Under Construction

The Kittila mine and the Suurikuusikko property are hosted by Proterozoic rocks of the Svecofennian province. Gold mineralization is refractory with the gold occurring mainly within arsenopyrite and pyrite. The large, 19,213 hectare Kittila property hosts additional parallel structures that have similarities to the Suurikuusikko main break.

Near mine exploration remains the main focus as the deposit remains open at depth and laterally.

The 2021 exploration and conversion program at Kitilla plans for 74,500 metres of drilling that aims to further explore and expand Kittila's mineral reserve and mineral resource potential. A main objective is to demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila below the current mineral resource limit at 1,540 metres depth to assess the full potential of the project.

During the first nine months of 2021 at the Kittila mine, exploration drilling totaled 20 holes (14,344 metres) and conversion drilling totaled 67 holes (23,911 metres).

Selected recent drill results from the Kittila mine are set out in the table and composite longitudinal section below. The drill hole collar coordinates are set out in the Appendix.

Selected recent drill results from the Main and Sisar zones in the Roura and Rimpi areas at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
ROD21-701	Main Roura	108.0	115.0	1,092	3.6	3.5
and	Main Roura	243.0	251.0	1,194	4.2	4.3
and	Main Roura	285.7	294.2	1,225	4.6	3.1
and	Sisar Central	514.0	520.1	1,390	3.5	3.3
ROD21-702	Main Roura	236.5	244.4	1,209	3.1	12.8
ROD21-751C	Sisar Deep	577.0	589.0	1,447	6.6	4.6
ROD21-751E	Sisar Deep	656.0	678.7	1,529	11.5	6.1
RIE21-700B	Sisar Deep	1,128.6	1,132.2	1,931	2.9	5.5
RIE21-601	Sisar Central	396.0	400.0	1,241	3.0	6.7

[Kittila Mine – Composite Longitudinal Section]

During the third quarter of 2021, conversion drilling in the Sisar Deep Zone intersected 6.1 g/t gold over 11.5 metres at 1,529 metres depth in hole ROD21-751E and 4.6 g/t gold over 6.6 metres at 1,447 metres depth in hole ROD21-751C, confirming the presence of gold mineralization at the southern edge of the Sisar Zone at a moderate depth.

In a new target area below the shaft currently under construction, exploration drilling returned 12.8 g/t gold over 3.1 metres at 1,209 metres depth hole in the Main Zone in hole ROD21-702 and 3.3 g/t gold over 3.5 metres at 1,390 metres depth in the Sisar Zone in hole ROD21-701. These first two holes drilled into the target demonstrate that the Main and Sisar zones extend southward into this area in proximity to planned mining infrastructure.

In the deep exploration campaign in the Sisar Zone around previously reported hole ROD15-704D (reported in February 2016), hole RIE21-700B intersected 5.5 g/t gold over 2.9 metres at 1,931 metres depth, further confirming gold mineralization in the deepest portions of the Sisar Zone encountered to date.

The drilling campaign in this portion of the Sisar Zone at 1,800 to 2,100 metres below surface will continue into 2022.

In the Sisar Zone within the Rimpi area, exploration hole RIE20-601 returned 6.7 g/t gold over 3.0 metres at 1,241 metres depth, demonstrating the potential to extend the zone towards the north.

MEXICO

Agnico Eagle's Southern Business operations are focused in Mexico. These operations have been a solid source of precious metals production (gold and silver) with strong free cash flow since 2009.

Pinos Altos – Drilling at Cubiro and Pinos Altos Deep Confirms and Extends High-Grade Gold Mineralization

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Exploration drilling during the first nine months of 2021 focused on two targets: the Cubiro deposit, located nine kilometres northwest of the Pinos Altos mine site; and multiple gold deposits in the western depths of the Pinos Altos mine, as part of the Pinos Altos Deep project.

The Company drilled 85 exploration holes (20,786 metres) on the Pinos Altos property in the first nine months of 2021, which were comprised of 35 holes (9,765 metres) at Cubiro, 10 holes (2,811 metres) at Reyna de Plata and 40 holes (8,201 metres) at Pinos Altos Deep.

At Cubiro, drilling focused on evaluating the westernmost lateral and upward projection of the central portion of main Cubiro corridor. Exploration was also conducted to confirm and extend the North Cubiro structure laterally and at depth.

At the Pinos Altos Deep project, exploration and step out holes were drilled in the Cerro Colorado, Santo Niño and Oberon de Weber zones, with the aim of extending structures laterally at depth and up to 200 metres below the lowest production level.

Selected recent intercepts from drilling at the Cubiro deposit and the Pinos Altos Deep project at the Pinos Altos mine are set out in the table and composite longitudinal sections below. Drill hole collar coordinates are set out in the Appendix.

Selected recent exploration drill results from the Cubiro deposit and Pinos Altos Deep project at the Pinos Altos mine

Drill hole	Area	From (m)	To (m)	Depth of midpoint below surface (m)	Estimated true width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
CBUG21-145	Cubiro	166.7	170.0	216	3.3	3.6	3.6	8	8
and	Cubiro	183.4	187.8	217	4.3	4.9	4.9	13	13
CBUG21-146	Cubiro	157.3	172.9	219	9.1	4.9	4.9	4	4
CBUG21-148	Cubiro	171.0	176.0	224	4.5	2.1	2.1	16	16
CBUG21-153	Cubiro	120.3	124.5	295	4.2	5.4	4.4	6	6
UG21-212	PA Deep	139.0	145.5	607	6.5	5.7	4.0	380	196
UG21-213	PA Deep	147.2	152.3	630	5.0	7.8	4.3	665	200
UG21-215	PA Deep	78.0	82.2	684	3.6	3.7	3.7	83	83
UG21-216	PA Deep	12.7	21.0	638	6.3	3.2	3.2	46	46
and		78.0	87.0	726	6.8	1.6	1.6	124	124
UG21-221	PA Deep	179.0	184.0	827	4.0	3.3	3.3	83	83

*Results from the Cubiro deposit and Pinos Altos Deep project at Pinos Altos mine use a capping factor of 10 g/t gold and 200g/t silver.

[Pinos Altos Mine – Cubiro and Pinos Altos Composite Longitudinal Sections]

At the Cubiro deposit, drilling from the underground ramp intersected high-grade gold mineralization in the North Cubiro structure in a gap between mineral resources and mineral reserves above the ramp, with hole CBUG21-146 returning 4.9 g/t gold and 4 g/t silver over 9.1 metres at 219 metres depth, demonstrating the potential to grow mineral resources and mineral reserves in the northwestern portion of the deposit.

A surface drilling program at Cubiro of four holes totalling 1,600 metres evaluated the eastern projection of North Cubiro and identified lateral vein extensions exceeding 400 metres.

At the Pinos Altos Deep project, hole UG21-213, drilled into the Cerro Colorado Zone, intersected 4.3 g/t gold and 200 g/t silver over 5.0 metres at 630 metres depth in a gap between mineral resources located down-plunge to the southwest of the mine workings, further demonstrating the potential to grow mineral resources at depth in the Cerro Colorado Zone.

Hole UG21-216 intersected 1.6 g/t gold and 124 g/t silver over 6.8 metres at 726 metres depth in the transition area between the Cerro Colorado and Santo Niño zones.

The program to date at Pinos Altos Deep continues to confirm narrow high-grade gold mineralization within broader, low-grade mineralization, further demonstrating the potential to add to the mine's mineral resources and mineral reserves.

During 2021 at Pinos Altos, the Company budgeted $3.9 million for 20,000 metres of exploration drilling that includes conversion drilling at the Pinos Altos mine, and further exploration work at Cubiro, the Pinos Altos Deep project and Reyna East.

La India - Regional Exploration at La India Remains Focused on Chipriona Deposit and Other Sulphide Opportunities

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

In regional exploration at La India, during the first nine months of 2021, the Company continued its program of infill and step-out drilling of the gold- and silver-rich Chipriona polymetallic sulphide deposit and associated mineralized veins within the 3.2-kilometre-long Chipriona structural corridor as well as other sulphide targets near the La India oxide gold operations. The Chipriona deposit is located approximately one kilometre north of the La India mine.

At December 31, 2020, the Chipriona open pit deposit had indicated mineral resources of 44,000 ounces of gold, 2.0 million ounces of silver and 16,600 tonnes of zinc (1.3 million tonnes grading 1.08 g/t gold, 49.81 g/t silver and 1.31% zinc) and inferred mineral resources of 278,000 ounces of gold, 31.1 million ounces of silver and 103,900 tonnes of zinc (12.8 million tonnes grading 0.68 g/t gold, 75.59 g/t silver and 0.81% zinc).

In the first nine months of 2021, the Company drilled 179 holes totalling 21,384 metres into shallow, open-pit targets at the La India Complex, comprised of 71 holes (12,627 metres) at Chipriona, 57 holes (4,995 metres) at the El Realito deposit and 51 holes (3,762 metres) at the Main Zone deposit.

Selected recent drill intercepts from the Chipriona deposit and Main Zone are set out in the table and plan map below. The drill hole collar coordinates are set out in the Appendix.

Selected recent drill intercepts from the Chipriona deposit and Main Zone at the La India property

Drill hole	From (m)	To (m)	Depth of midpoint below surface (m)	Estimated true width (m)	Gold grade (g/t) (uncapped)	Silver grade (g/t) (uncapped)	Lead grade (%)	Zinc grade (%)
CHP-21-045	11.9	22.7	22	8.3	0.6	181	0.5	0.3
CHP-21-048	73.0	98.0	57	19.2	0.8	82	0.1	0.3
CHP-21-049	126.3	132.0	124	4.7	0.9	163	0.2	0.3
CHP-21-056	84.0	89.0	52	4.7	0.6	170	1.8	1.6
and	187.0	192.0	116	4.7	0.6	101	0.0	0.2
and	197.2	202.7	124	5.2	0.6	113	0.1	0.3
CHP-21-057	37.4	53.0	40	14.2	0.8	337	1.3	0.9
CHP-21-058	79.5	106.7	79	25.6	1.3	110	0.9	1.9
CHP-21-059	3.0	6.7	3	3.4	2.1	47	0.3	0.0
and	190.0	196.9	97	6.4	1.6	120	0.3	0.7
CHP-21-060	9.0	51.0	12	36.3	0.9	109	1.7	1.9
and	54.0	65.0	28	9.5	0.8	233	1.2	1.7
and	68.4	78.0	31	8.3	0.7	23	0.4	0.8
CHP-21-061	100.0	108.7	103	7.9	1.0	397	0.3	0.4
INMRC21-2479	101.0	111.0	94	6.3	1.2	5	-	-
INMRC21-2509	102.0	135.0	125	25.3	1.3	5	-	-

[La India Mine – Chipriona Geology Plan Map]

Mineral resource conversion and expansion drilling at Chipriona in the first nine months of 2021 focused on evaluating parallel mineralized structures within the major corridor and testing the down-dip projection of the corridor north the Chipriona open pit outline.

Hole CHP21-057, drilled into the central portion of Chipriona, intersected 0.8 g/t gold and 337 g/t silver over 14.2 metres at 40 metres depth and hole CHP21-061, drilled approximately 100 metres to the southeast, intersected 1.0 g/t gold and 397 g/t silver over 7.9 metres at 103 metres depth. The intersections further demonstrate the wide, shallow intersections with high-grade silver values that typify the Chipriona sulphide deposit in contrast to the traditional low-grade oxide ore of the La India heap-leach operations.

With the continued success in conversion and step-out drilling this year at Chipriona, the Company expects an increase in mineral resources estimated at year-end 2021.

The significant polymetallic mineralization being intersected near surface at Chipriona over substantial widths continues to suggest the potential for bulk mining of lower-grade mineralization in stockwork zones that surround high-grade feeder zones.

Drilling in the western extension of the Main Zone has intersected sulphide mineralization at depth, including in hole INMRC21-2479 which returned 1.2 g/t gold and 5 g/t silver over 6.3 metres at 94 metres depth and hole INMRC21-2509 which returned 1.3 g/t gold and 5 g/t silver over 25.3 metres at 125 metres depth. The sulphide intersections show the potential for future synergies between any sulphide mining operation developed at Chipriona and remnant satellite sulphide deposits located elsewhere on the La India property.

At the La India property in 2021, the Company has budgeted $4.0 million for 20,000 metres of drilling (now surpassed, with 21,384 metres drilled in 2021) to grow and infill the Chipriona deposit and investigate other near-surface sulphide and oxide targets.

Regional exploration around the La India mine continues to generate targets displaying polymetallic sulphide style of mineralization, including: La Dulzura, 3 de Mayo, Ramona and Pinos. Exploration is also ongoing around the Tarachi deposit and on the recently acquired Ostimuri concession (currently under registration transfer) adjacent to the north of the La India North Zone to identify new drill targets.

Santa Gertrudis – Exploration Program Extends Mineralized Structures at the Amelia, El Toro and Santa Teresa Zones; Proof of Concept Drilling Discovers High-Grade Sulphide Structure at Centauro Zone

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000. The property has substantial surface infrastructure, including pre-stripped pits, haul roads, water sources and several buildings.

Exploration is ongoing at Santa Gertrudis with $11 million budgeted for 30,000 metres of drilling in 2021, focused on expanding the mineral resources, testing new targets and continuing metallurgical studies. The mineral resource estimate for the project is expected to be updated for the year-end of 2021.

During the third quarter of 2021, drilling at Santa Gertrudis totaled 15,606 metres in 27 holes focused on advancing the Amelia, Santa Teresa, El Toro, Centauro, Bertha and other zones. The year-to-date drilling program totaled 43,298 metres in 96 holes, as the drill program was expanded following positive results.

Selected recent drill results from the Santa Gertrudis project are set out in the table, local geology map and composite longitudinal section below. Drill hole collar coordinates are set out in the Appendix.

Selected recent exploration drill results from the Amelia, Santa Teresa, El Toro and Centauro zones at the Santa Gertrudis project

Drill hole	Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
SGE21-468	Centauro	379.7	385.5	2176	5.5	2.4	2.4	3	3
SGE21-469	Santa Teresa	15.0	26.0	10	10.2	1.3	1.3	1	1
SGE21-473	Santa Teresa	74.6	78.0	73	3.0	3.6	3.6	30	30
SGE21-477	Centauro	299.0	320.0	252	15.0	6.6	5.8	9	9
including	Centauro	309.5	315.0	255	3.9	18.2	14.9	14	14
and	Centauro	342.0	349.0	279	5.8	19.4	15.1	13	13
SGE21-488	Bertha	167.0	171.0	120	4.0	6.3	6.3	2	2
and	Bertha	289.5	292.5	207	3.0	17.5	17.4	6	6
SGE21-491	Amelia	700.0	704.0	617	3.4	4.6	4.6	5	5
and	Amelia	739.9	744.1	649	4.2	3.6	3.6	18	18
and	Amelia	789.7	793.0	680	2.8	10.2	10.2	8	8
SGE21-496	Amelia	674.2	678.0	557	3.7	4.1	4.1	8	8
SGE21-502	Amelia	766.8	782.5	740	12.8	5.1	4.5	13	13
SGE21-506	El Toro	358.9	364.8	309	3.9	2.7	2.7	59	59
SGE21-512	El Toro	197.0	201.0	199	3.0	2.5	2.5	2	2

*Holes use a capping factor of 25 g/t gold and 1,000 g/t silver.  The cut-off grade used for these intervals is 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material.

[Santa Gertrudis Project – Local Geology Map]

[Santa Gertrudis Project – Amelia Composite Longitudinal Section]

As at December 31, 2020, the Amelia deposit is the only zone with underground mineral resources at the Santa Gertrudis project.

The drilling campaign in 2021 at Amelia continues to delineate and expand the deposit. Hole SGE21-491 encountered multiple parallel structures where extensions of the mineral resources were projected: 4.6 g/t gold and 5 g/t silver over 3.4 metres at 617 metres depth, 3.6 g/t gold and 18 g/t silver over 4.2 metres at 649 metres depth and 10.2 g/t gold and 8 g/t silver over 2.8 metres at 680 metres depth.

Hole SGE21-502 encountered the projection of one of the high-grade gold mineralized structures approximately 300 metres below previously known mineralization, intersecting 4.5 g/t gold and 13 g/t silver over 12.8 metres at 740 metres depth. Located 208 metres west from hole SGE21-502, hole SGE21-496 intersected 4.1 g/t gold and 8 g/t silver over 3.7 metres at 557 metres depth, demonstrating that the high-grade mineralization remains open to the west.

The drilling program at Amelia for the remainder of 2021 will continue to explore the ore-shoot extension at depth for additional high-grade mineral resources.

At the Santa Teresa Zone located 3.2 kilometres south of the Amelia deposit, exploration drilling continues to intersect shallow oxide mineralization to the east of previously reported results, extending the strike length of the known mineralized structures from 600 metres to 1,200 metres. Hole SGE21-473 intersected 3.6 g/t gold and 30 g/t silver over 3.0 metres at 73 metres depth. Located 221 metres southwest of hole SGE20-473, hole SGE21-469 intersected 1.3 g/t gold and 1 g/t silver over 10.2 metres at 10 metres depth.

Exploration success at the Santa Teresa target is expected to lead to an initial mineral resource estimation of the zone at year-end. Exploration drilling for additional oxide mineralization will continue along the horizon hosting Santa Teresa as the zone remains open along strike in both directions. Drilling is expected to be initiated soon to test for additional shallow oxide mineralization into the Santo Niño and Veronica targets.

Approximately 3.3 kilometres southeast of the Santa Teresa Trend in the Central Trend (hosting the El Toro, Becerros, Dora, Centauro and Bertha zones), drilling continues to return positive results that are expanding the known mineralized zones. In the El Toro Zone, hole SGE21-506 intersected 2.7 g/t gold and 59 g/t silver over 3.9 metres at 309 metres depth. In the Bertha Zone, hole SGE21-488, located 807 metres from hole SGE21-506, intersected 6.3 g/t gold and 2 g/t silver over 4.0 metres at 120 metres depth and 17.4 g/t gold and 6 g/t silver over 3.0 metres at 207 metres depth.

Drilling at the Centauro Zone has resulted in the discovery of significant high-grade sulphide structures. Located 777 metres from hole SGE21-488, hole SGE21-477 intersected 5.8 g/t gold and 9 g/t silver over 15.0 metres at 252 metres depth, including 14.9 g/t gold and 14 g/t silver over 3.9 metres at 255 metres depth and 15.1 g/t gold and 13 g/t silver over 5.8 metres at 279 metres depth.

The Company is currently looking to initiate an infill drilling program to convert the oxide mineral resources into mineral reserves.

Regional exploration at Santa Gertrudis in 2021 has generated multiple new targets such as La Leona, Santo Niño, Veronica, Mirna and Cieneguita that will be progressively drill tested moving forward.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at November 2, 2021. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding anticipated future exploration; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay mine; statements concerning projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of expenditures; estimates of future mineral reserves and mineral resources; statements regarding the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; the effect of drill results and other factors on future mineral reserves and mineral resources; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2020 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2020 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites and exploration sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex, Meliadine mine and the Hope Bay mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold doré bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company‘s shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian Securities Administrators' NI 43-101. These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release related to exploration activities has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, who is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey project, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

Note Regarding Drill Results Tables

The pierce points for the drill results in this news release are shown on accompanying composite longitudinal sections. When the drill results for a project are not displayed graphically in three dimensions in this news release, the drill collar coordinates for each hole are set out in a table in the Appendix. Intercepts reported show uncapped and capped grades when appropriate over estimated true widths, based on geological interpretation that is being updated as new information becomes available with further drilling.

APPENDIX

Detailed Mineral Reserve and Mineral Resource at December 31, 2020

			MINERAL RESERVES
			As of December 31, 2020
OPERATION			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	4,338	5.11	712	10,828	6.53	2,272	15,166	6.12	2,984
LaRonde Zone 5	Underground	100%	5,155	2.09	346	6,601	2.08	442	11,756	2.08	788
LaRonde Complex Total			9,493	3.47	1,058	17,429	4.84	2,713	26,922	4.36	3,772
Canadian Malartic	Open Pit	50%	25,370	0.85	696	36,068	1.31	1,518	61,438	1.12	2,214
Goldex	Underground	100%	942	2.45	74	21,179	1.53	1,040	22,121	1.57	1,115
Akasaba West	Open Pit	100%	-		-	5,413	0.85	147	5,413	0.85	147
Amaruq	Open Pit	100%	950	2.06	63	18,920	3.72	2,261	19,870	3.64	2,324
Amaruq	Underground	100%	-		-	3,316	5.29	564	3,316	5.29	564
Amaruq Total			950	2.06	63	22,236	3.95	2,825	23,186	3.87	2,888
Meadowbank	Open Pit	100%	34	2.34	3	-		-	34	2.34	3
Meadowbank Complex Total			983	2.07	65	22,236	3.95	2,825	23,220	3.87	2,891
Meliadine	Open Pit	100%	181	4.10	24	5,460	4.70	826	5,640	4.68	850
Meliadine	Underground	100%	1,288	7.28	301	14,342	6.23	2,874	15,629	6.32	3,175
Meliadine Total			1,468	6.89	325	19,801	5.81	3,700	21,270	5.89	4,025
Upper Beaver	Underground	100%	-		-	7,992	5.43	1,395	7,992	5.43	1,395
Hammond Reef	Open Pit	100%	-		-	123,473	0.84	3,323	123,473	0.84	3,323
Kittila	Underground	100%	2,999	4.23	408	27,434	4.15	3,659	30,433	4.16	4,067
Pinos Altos	Open Pit	100%	62	0.88	2	3,605	1.26	146	3,667	1.25	148
Pinos Altos	Underground	100%	2,691	2.21	191	7,105	2.36	539	9,796	2.32	731
Pinos Altos Total			2,753	2.18	193	10,710	1.99	685	13,463	2.03	878
La India	Open Pit	100%	89	0.35	1	11,939	0.66	255	12,029	0.66	256
Totals			44,098	1.99	2,821	303,675	2.18	21,261	347,773	2.15	24,082

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	4,338	15.59	2,173	10,828	18.81	6,548	15,166	17.89	8,722
Pinos Altos	Open Pit	100%	62	13.24	27	3,605	33.68	3,904	3,667	33.34	3,931
Pinos Altos	Underground	100%	2,691	54.31	4,698	7,105	49.28	11,257	9,796	50.66	15,956
Pinos Altos Total	subtotal		2,753	53.38	4,725	10,710	44.03	15,162	13,463	45.94	19,886
La India	Open Pit	100%	89	1.38	4	11,939	3.01	1,155	12,029	3.00	1,159
Totals			7,180	29.90	6,902	33,478	21.24	22,865	40,658	22.77	29,767

COPPER	Mining Method	Ownership	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu
LaRonde	Underground	100%	4,338	0.21	9,291	10,828	0.28	29,826	15,166	0.26	39,117
Akasaba West	Open Pit	100%	-		-	5,413	0.48	25,891	5,413	0.48	25,891
Upper Beaver	Underground	100%	-		-	7,992	0.25	19,980	7,992	0.25	19,980
Totals			4,338	0.21	9,291	24,233	0.31	75,696	28,571	0.30	84,987

ZINC	Mining Method	Ownership	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn
LaRonde	Underground	100%	4,338	0.53	22,894	10,828	0.85	92,560	15,166	0.76	115,454
Totals			4,338	0.53	22,894	10,828	0.85	92,560	15,166	0.76	115,454

			MINERAL RESOURCES - As of December 31, 2020
OPERATION			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	-		-	4,904	3.55	560	4,904	3.55	560	6,369	4.54	931
LaRonde Zone 5	Underground	100%	-		-	12,218	1.98	776	12,218	1.98	776	15,130	2.88	1,399
LaRonde Complex Total			-		-	17,122	2.43	1,336	17,122	2.43	1,336	21,499	3.37	2,330
Canadian Malartic	Open Pit	50%	149	0.55	3	538	0.59	10	686	0.58	13	3,532	0.74	85
Canadian Malartic	Underground	50%	-		-	2,028	1.42	92	2,028	1.42	92	156	1.52	8
Canadian Malartic Total			149	0.55	3	2,566	1.24	103	2,715	1.21	105	3,688	0.78	92
Odyssey	Underground	50%	-		-	1,000	1.90	61	1,000	1.90	61	13,853	2.05	913
East Malartic	Underground	50%	-		-	5,658	2.03	368	5,658	2.03	368	43,444	1.91	2,669
East Gouldie	Underground	50%	-		-	-		-	-		-	31,469	3.17	3,209
Goldex	Underground	100%	12,360	1.86	739	19,247	1.53	944	31,607	1.66	1,683	24,812	1.49	1,191
Akasaba West	Open Pit	100%	-		-	4,870	0.63	98	4,870	0.63	98	-		-
Zulapa	Open Pit	100%	-		-	-		-	-		-	391	3.14	39
Meadowbank	Open Pit	100%	-		-	1,145	2.46	90	1,145	2.46	90	4	2.06	0
Amaruq	Open Pit	100%	-		-	7,022	2.53	570	7,022	2.53	570	886	2.65	75
Amaruq	Underground	100%	-		-	6,571	4.28	904	6,571	4.28	904	7,924	4.70	1,198
Amaruq Total			-		-	13,593	3.37	1,474	13,593	3.37	1,474	8,810	4.50	1,273
Meadowbank Complex Total			-		-	14,738	3.30	1,564	14,738	3.30	1,564	8,814	4.49	1,274
Meliadine	Open Pit	100%	-		-	6,917	3.00	668	6,917	3.00	668	816	4.23	111
Meliadine	Underground	100%	81	3.66	10	11,779	3.83	1,452	11,860	3.83	1,461	11,451	5.94	2,186
Meliadine Total			81	3.66	10	18,697	3.53	2,120	18,777	3.53	2,129	12,267	5.82	2,297
Hammond Reef	Open Pit	100%	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	-		-
Upper Beaver	Underground	100%	-		-	3,636	3.45	403	3,636	3.45	403	8,688	5.07	1,416
AK Project	Underground	100%	-		-	1,268	6.51	265	1,268	6.51	265	2,373	5.32	406
Anoki-McBean	Underground	100%	-		-	1,868	5.33	320	1,868	5.33	320	2,526	4.70	382
Upper Canada	Open Pit	100%	-		-	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	Underground	100%	-		-	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total			-		-	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Kittila	Open Pit	100%	-		-	229	3.41	25	229	3.41	25	373	3.89	47
Kittila	Underground	100%	4,748	2.44	372	17,999	2.51	1,452	22,747	2.49	1,824	11,620	3.77	1,408
Kittila Total			4,748	2.44	372	18,228	2.52	1,477	22,976	2.50	1,849	11,993	3.77	1,454
Kuotko	Open Pit	100%	-		-	-		-	-		-	284	3.18	29
Kylmäkangas	Underground	100%	-		-	-		-	-		-	1,896	4.11	250
Barsele	Open Pit	55%	-		-	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele	Underground	55%	-		-	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total			-		-	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Pinos Altos	Open Pit	100%	-		-	1,734	0.81	45	1,734	0.81	45	468	1.18	18
Pinos Altos	Underground	100%	-		-	15,701	1.66	837	15,701	1.66	837	3,090	1.86	185
Pinos Altos Total			-		-	17,436	1.57	882	17,436	1.57	882	3,558	1.77	203
La India	Open Pit	100%	9,781	0.87	274	1,309	0.73	31	11,091	0.85	305	419	0.55	7
Tarachi	Open Pit	100%	-		-	22,665	0.40	294	22,665	0.40	294	6,476	0.33	68
Chipriona	Open Pit	100%	-		-	1,266	1.08	44	1,266	1.08	44	12,799	0.68	278
El Barqueño Gold	Open Pit	100%	-		-	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	Open Pit	100%	-		-	5,778	0.60	111	5,778	0.60	111	19,691	1.18	746
Santa Gertrudis	Underground	100%	-		-	-		-	-		-	7,980	3.43	879
Santa Gertrudis Total			-		-	5,778	0.60	111	5,778	0.60	111	27,671	1.83	1,625
Totals			74,182	0.93	2,216	267,264	1.53	13,130	341,446	1.40	15,346	282,965	2.57	23,351

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	-		-	4,904	21.39	3,372	4,904	21.39	3,372	6,369	23.98	4,911
Kylmäkangas	Underground	100%	-		-	-		-	-		-	1,896	31.11	1,896
Pinos Altos	Open Pit	100%	-		-	1,734	16.45	917	1,734	16.45	917	468	42.00	632
Pinos Altos	Underground	100%	-		-	15,701	44.18	22,303	15,701	44.18	22,303	3,090	50.41	5,008
Pinos Altos Total			-		-	17,436	41.42	23,221	17,436	41.42	23,221	3,558	49.31	5,640
La India	Open Pit	100%	9,781	5.37	1,690	1,309	4.04	170	11,091	5.22	1,860	419	3.09	42
Chipriona	Open Pit	100%	-		-	1,266	49.81	2,028	1,266	49.81	2,028	12,799	75.59	31,104
El Barqueño Silver	Open Pit	100%	-		-	-		-	-		-	4,393	124.06	17,523
El Barqueño Gold	Open Pit	100%	-		-	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	Open Pit	100%	-		-	5,778	4.39	816	5,778	4.39	816	19,691	1.90	1,200
Santa Gertrudis	Underground	100%	-		-	-		-	-		-	7,980	25.39	6,515
Santa Gertrudis Total			-		-	-		-	-		-	27,671	8.67	7,715
Totals			9,781	5.37	1,690	39,528	24.35	30,950	49,309	20.59	32,640	66,733	34.51	74,050

COPPER	Mining Method	Ownership	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde	Underground	100%	-		-	4,904	0.13	6,371	4,904	0.13	6,371	6,369	0.27	17,352
Akasaba West	Open Pit	100%	-		-	4,870	0.37	18,246	4,870	0.37	18,246	-		-
Upper Beaver	Underground	100%	-		-	3,636	0.14	5,135	3,636	0.14	5,135	8,688	0.20	17,284
Chipriona	Open Pit	100%	-		-	1,266	0.03	404	1,266	0.03	404	12,799	0.13	16,670
El Barqueño Gold	Open Pit	100%	-		-	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
Totals			-		-	23,511	0.20	46,555	23,511	0.20	46,555	37,484	0.19	72,458

ZINC	Mining Method	Ownership	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde	Underground	100%	-		-	4,904	0.81	39,560	4,904	0.81	39,560	6,369	1.96	124,660
Chipriona	Open Pit	100%	-		-	1,266	1.31	16,569	1,266	1.31	16,569	12,799	0.81	103,906
Totals			-		-	6,171	0.91	56,129	6,171	0.91	56,129	19,168	1.19	228,566

Mineral reserves are not a subset of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current commodity price environment, Agnico Eagle uses price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2020 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$17	$2.75	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Historical Mineral Reserve and Mineral Resource at Hope Bay

The Hope Bay Project has been subject to a significant amount of diamond drilling both by TMAC and previous operators. A NI 43-101 technical report filed on SEDAR (www.sedar.com) by TMAC on March 30, 2020, titled "NI 43-101 Technical Report On The Hope Bay Property, Nunavut, Canada" set out estimated mineral reserves and mineral resources at Hope Bay. While the Company reviewed this historical estimate as part of its due diligence investigation of TMAC and believes it to be relevant and reliable, a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves. TMAC's technical report contained measured mineral resources of 0.48 million ounces of gold (1.6 million tonnes grading 9.5 g/t gold) and indicated mineral resources of 4.69 million ounces (20.2 million tonnes grading 7.2 g/t gold). Contained within the measured and indicated mineral resources were proven mineral reserves of 0.01 million ounces (0.1 million tonnes grading 4.1 g/t gold) and probable mineral reserves of 3.53 million ounces (16.8 million tonnes at 6.5 g/t gold). In addition, there was also inferred mineral resources of 2.13 million ounces (10.9 million tonnes at 6.1 g/t gold). The mineral reserve estimate above was prepared using an average long-term gold price of US$1,325 per ounce, a C$/US$ exchange rate of 1.34 and a cut-off grade of 4.0 g/t gold for longhole stopes, 3.0 g/t gold for incremental development ore required for mining and 2.0 g/t gold for the Madrid North crown pillar surface mining. The mineral resource estimate above was prepared using an average long-term gold price of US$1,500 per ounce, a C$/US$ exchange rate of 1.34 and a block cut-off grade of 3.5 g/t gold.

Additional Information

Additional information about each of the Company's material mineral projects including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: 2005 LaRonde Mineral Resource & Mineral Reserve Estimate Agnico-Eagle Mines Ltd. LaRonde Division (March 23, 2005); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland (March 4, 2010); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

EXPLORATION DRILL HOLE COLLAR COORDINATES

LaRonde	Drill hole collar coordinates*
Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
LR-284-01	690506	5347184	250	196	-37	637
LR-317-04	690149	5347040	219	171	-38	638
BZ-2021-001	687178	5347100	310	357	-63	740
BZ-2021-002	687178	5347100	310	1	-59	702
BZ-2021-003	687179	5347100	310	9	-65	759

*Coordinate System NAD 83 UTM Zone 17N

CMC East Amphi	Drill hole collar coordinates*
Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
EA21-4196	711650	5336567	325	12	-57	615
EA21-4197	711500	5336652	322	23	-63	685

*Coordinate System NAD 83 UTM Zone 17N

Kirkland Lake	Drill hole collar coordinates*
Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
KLUC21-295E	587467	5332903	332	348	-51	762

*Coordinate System NAD 83 UTM Zone 17N

Meliadine	Drill hole collar coordinates*
Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
M20-3185	540529	6988087	101	183	-59	190
M21-3285	540625	6988087	101	182	-57	276
ML250-9325-D4	539325	6988354	98	170	-7	177
M21-3276-W1C	539779	6988948	101	188	-79	744
M21-2933	538690	6989285	101	202	-76	1005
M20-2966	540485	6988140	101	177	-62	342
M20-2967	540540	6988165	101	178	-56	285
M21-3270	552407	6982720	67	196	-47	186
M21-3290	552469	6982765	66	197	-47	248
M21-3285	540625	6988087	101	182	-57	276
M21-3287	540595	6988052	101	182	-54	234
M21-3306	535434	6989489	101	198	-68	660
M425-156-F1	539858	6988517	968	359	-3	85
7001-21-028	627073	7222682	131	310	-47	150
7001-21-031	627204	7222710	136	312	-49	228
*Coordinate System NAD 1983 UTM Zone 14

Meadowbank	Drill hole collar coordinates*
Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
AMQ21-2565	607275	7255758	51	324	-63	393
AMQ21-2579A	607345	7255750	52	340	-66	507
AMQ21-2608	607298	7255771	52	319	-51	387
AMQ21-2657	607250	7255668	52	324	-62	479
AMQ21-2662	607531	7255682	52	317	-60	627
AMQ21-2562	605651	7254936	52	340	-46	402
AMQ21-2603	605371	7254716	52	314	-59	372
AMQ21-2615	605062	7255005	52	142	-47	498
7001-21-028	627073	7222682	131	310.4	-47	150
7001-21-031	627204	7222710	136	312.2	-49	228
*Coordinate System NAD 1983 UTM Zone 14

Hope Bay	Drill hole collar coordinates*
Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
DBE21-50344	433955	7560277	-342	95	26	204
DBE21-50381	433955	7560277	-342	80	27	207
DBE21-50408	433955	7560277	-341	93	30	213
DBE21-50410	433955	7560277	-341	87	31	212
DBE21-50411	433955	7560277	-341	80	32	211
DBE21-50469	433954	7560278	-340	87	31	196
DCN21-50284	433743	7557805	-227	89	-30	112
DCN21-50384	433741	7557791	-228	107	-50	73
DCN21-50385A	433742	7557792	-228	87	-55	62
DCN21-50413	433814	7557626	-216	62	13	75
DCN21-50417	433814	7557624	-217	110	-8	74
DCN21-50418	433814	7557624	-216	110	19	75
DCN21-50419	433814	7557625	-214	102	36	84
DCN21-50420	433814	7557626	-218	65	-30	76
DCN21-50422	433814	7557625	-214	80	39	87
DCN21-50441	433741	7557791	-228	120	-51	68
DCN21-50446	433742	7557791	-225	94	27	160
DCN21-50474	433781	7557642	-199	87	-13	110
DCN21-50475	433781	7557642	-199	90	2	106
DCN21-50487	433785	7557691	-197	92	35	12
DCN21-50488	433785	7557691	-198	92	14	99
DCN21-50664	433791	7557713	-198	75	-10	82
DCN21-50665	433791	7557713	-197	73	15	91
DCN21-50666	433791	7557713	-196	72	37	87
HBM21-002	433038	7550586	60	149	-53	248
HBM21-003	433100	7550738	53	196	-64	470
HBM21-007	433051	7550627	60	153	-58	261
HBM21-007A	433051	7550627	60	153	-63	380
HBM21-008	433051	7550627	60	153	-54	367
HBM21-010	433381	7550984	63	90	-63	386
HBM21-015	433099	7550827	65	172	-71	664
HBM21-023	433381	7550984	63	90	-51	347
HBM21-024	433366	7550943	60	90	-57	371
NWS21-80075	433235	7550522	41	154	-45	283
NWS21-80083	433080	7550517	43	184	-74	246
*Coordinate System NAD 1983 UTM Zone 13N

Kittila	Drill hole collar coordinates*
Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE21700B	2558645	7538639	-778	90	-75	1254
RIE21601	2558715	7539010	-831	82	-30	420
ROD21701	2558696	7537319	-787	89	-50	786
ROD21702	2558695	7537319	-787	90	-57	993
ROD21751C	2558692	7537954	-777	90	-60	704
ROD21751E	2558692	7537954	-777	90	-60	769

*Finnish Coordinate System KKJ Zone 2

Pinos Altos	Drill hole collar coordinates*
Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CBUG21-145	758062	3136608	1,228	52	25	270
CBUG21-146	758016	3136625	1,229	50	34	327
CBUG21-148	757969	3136642	1,231	50	40	378
CBUG21-153	757908	3136664	1,231	50	27	360
UG21-212	763523	3130613	1649	222	-23	171
UG21-213	763523	3130613	1648	222	-35	204
UG21-215	763866	3130255	1550	180	-45	113
UG21-216	763722	3130339	1553	180	-52	99
UG21-221	763667	3130478	1559	199	-50	258
*Coordinate System UTM NAD 27

La India	Drill hole collar coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CHP21-045	706450	3180984	1588	225	-45	120
CHP21-048	706602	3181318	1529	270	-55	171
CHP21-049	706628	3181245	1551	270	-60	180
CHP21-056	706625	3180915	1660	225	-45	273
CHP21-057	706595	3180782	1626	225	-45	132
CHP21-058	707097	3180472	1539	225	-45	201
CHP21-059	707209	3180259	1554	220	-50	201
CHP21-060	707075	3180373	1566	225	-45	120
CHP21-061	706769	3180670	1550	225	-45	250
INMRC21-2479	706535	3176046	1653	90	-65	150
INMRC21-2509	706428	3176148	1653	90	-50	145
*Coordinate System UTM WGS84 12N

Santa Gertrudis	Drill hole collar coordinates*
Drill hole	UTM East	UTM North	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE21-468	544055	3388010	1,388	62	-50	501
SGE21-469	540797	3389936	1,153	135	-60	201
SGE21-473	540613	3390059	1,137	135	-50	264
SGE21-477	544515	3388199	1,405	40	-50	369
SGE21-488	543826	3388559	1,401	200	-50	402
SGE21-491	542343	3393033	1,295	180	-58	1,038
SGE21-496	542152	3392949	1,239	180	-50	801
SGE21-502	542343	3393033	1,295	180	-68	912
SGE21-506	543909	3389360	1,435	220	-65	585
SGE21-512	543734	3389498	1,406	215	-60	600

*Coordinate System UTM WGS84 12N